[Chapman and Cutler LLP Letterhead]

August 15, 2013

Mr. Ed Bartz

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Smart Trust, Rising Interest Rates Hedge Trust, Series 1 (the “Trust”)
(File No.: 333-189259) (CIK 1579113)

Dear Mr. Bartz:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via telephone on August 15, 2013 regarding the second amended registration statement on Form S-6/A for Smart Trust, Rising Interest Rates Hedge Trust, Series 1, filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2013. Please find below a response for your comment.

Comment

You requested that the third sentence of the Investment Summary - Description of Portfolio section on page A-3 of the prospectus be revised to include the common stock of domestic companies of all market capitalizations. You also requested that an applicable risk factor be added with respect to smaller-capitalization companies in the Investment Summary - Principal Risk Considerations section in Part A of the prospectus and in The Trust - Risk Considerations section in Part B of the prospectus.

Response

The requested disclosure will be added to the prospectus and will be filed in accordance with the requirements of Rule 497(b) of the General Rules and Regulations under the Securities Act of 1933.

Very truly yours,

/s/ Chapman and Cutler LLP

CHAPMAN AND CUTLER LLP